UNITED BANCORP, INC.

201 South Fourth Street

Martins Ferry, Ohio 43935

(740) 633-0445

September 4, 2018

Via Email and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Mr. Eric Envall

Re:	United Bancorp, Inc.
Registration Statement on Form S-4
Filed on August 20, 2018, as amended on September 4, 2018
Registration No. 333-226938

Dear Mr. Envall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), United Bancorp, Inc. (the “Company”) respectfully requests that the effectiveness under the Securities Act of the above captioned Registration Statement be accelerated to Friday, September 7, 2018, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to David J. Mack of Shumaker, Loop & Kendrick, LLP at 419-321-1396.

Very truly yours,

UNITED BANCORP, INC.

By:	/s/ Scott A. Evers on
Scott A. Everson
President and Chief Executive Officer